Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

March 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed February 6, 2023

File No. 333-267169

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 21, 2023, regarding the Registration Statement on Form F-1 filed with the Commission on February 6, 2023 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 6, 2023

Prospectus Summary

The Offering, page 9

1.	We note that your offering summary calculations on page 9 do not include the 1,749,243 Ordinary Shares covered by the resale prospectus, which may proceed even if the primary underwritten offering of shares does not. Please reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the resale offering will not proceed unless the Company’s Nasdaq listing is approved and the underwritten offering proceeds. Accordingly, the Company has revised the cover pages of the Public Offering Prospectus and the Resale Prospectus, the Explanatory Note page and pages 10, 35, Alt-10 and Alt-13 of the Amendment, to clarify the foregoing.

2.	We note your response to our prior comment 3. Please revise the Lock-up disclosure on page 10 to explicitly state the selling shareholders are able to resell their shares during the twelve months following the company’s listing on Nasdaq, if approved.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 9 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

3.	As previously requested in prior comment 1, please provide disclosures of the related party revenue amounts, not just the order volume amounts. Also discuss the disparity between related party orders of 50.2% and related party revenue of 91.0% during the year ended June 30, 2022. In this regard, the $134,231 amount disclosed on page F-38 exceeds 90% of your F 22 $147,536 revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 1, 4, 45, 46, 59, 62, Alt-1 and Alt-4 of the Amendment. Further, the Company advises the Staff that for the year ended June 30, 2022, approximately 50.2% of its total orders placed, which includes deferred revenue, was from related parties. For the avoidance of doubt, deferred revenue is where funds have been received from customers for units that are yet to be delivered and as such are not recognized. Excluding deferred revenue, approximately 91% of the revenue from delivered orders for the year ended June 30, 2022 was derived from orders from related parties. The following table illustrates the foregoing discrepancy between related party orders and related party revenue:

Type of Transaction	Total Orders placed in the year ended June 30, 2022	Orders from related parties in the year ended June 30, 2022	Percentage of orders from related parties for the year ended June 30, 2022
Revenue from Delivered Orders	$147,536	$134,231	91%
Deferred Revenue (Orders yet to be delivered)	$119,765	$0	0%
Total Orders	$267,301	$134,231	50.2%

Intangible Assets, page 56

4.	Intangible assets comprise 97% of your total assets. Based on your disclosure on page F-27, it appears that the recoverability of this asset is primarily based on an assumption that revenues will increase at an average rate of 92% annually in the next 6.5 years. As previously requested, please disclose the objective evidence (if any) that management used to derive this assumption. In order for readers to fully understand the estimation uncertainty and the impact of this critical assumption on your impairment analysis, please also disclose your actual volume in the final year of your 6.5 year forecast. See the Instructions to Item 5 of Form 20-F and the Commission’s Interpretive Release 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 56 and 57 of the Amendment.

Asiana Trading Corporation, page 97

5.

Regarding your response to prior comment 7, please clarify for us how you concluded that Mr. Olyniec “had limited control over day-to-day commercial decision making” of Asiana if he was its sole director (Exhibits 10.20 and 10.21). In addition, please expand your disclosure on page 97 to state whether the services provided by Asiana under the Consulting Services Agreement were performed by Mr. Olyniec. Tell us how many employees Asiana had during the term of this Agreement. Disclose also whether the Agreement was terminated and if so, the date thereof. Further, please clarify for us whether Mr. Olyniec both received $143,977 (p. F-38) of management fees from Gelteq in FY 22 and also paid Gelteq $134,231 in FY 22 for product purchases. Tell us how you were able to reasonably estimate the fair value of these product sales transactions in the event that Mr. Olyniec was both a manager and a customer of Gelteq.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 98 of the Amendment to clarify the relationship between Asiana Trading Corporation Limited (“Asiana”) and Jeffrey Olyniec.

The Company advises the Staff that on July 1, 2021, it entered into a Consulting Services Agreement (the “Consulting Agreement”) with Asiana. Asiana introduces new products on behalf of their clients in China, including local sales marketing efforts, legal and compliance support, logistics services, and local supplier introductions. During the term of the Consulting Agreement, Asiana had provided management services to the Company to facilitate the Company’s services undertaken in China, including legal expenses, product samples and pre-paid expenses.

The Company paid Asiana AUD$177,065.09 (approximately USD$122,751.26) under the Consulting Agreement to reimburse certain operating costs of Asiana, which had five employees. While Mr. Olyniec was the sole shareholder of Asiana, from October 2020 until December of 2021 and one its two directors, he received none of the amounts paid to Asiana under the Consulting Agreement. As such, Mr. Olyniec was not reimbursed from the funds earned under the Consulting Agreement and did not perform the services stipulated in the Consulting Agreement. On December 25, 2021, Mr. Olyniec resigned as a director and is no longer is a director of Asiana.

For the fiscal year ended June 30, 2022, Asiana facilitated introductions to four clients which each placed orders directly from the Company in the aggregate of AUD$134,231 (approximately USD$93,118.71). Asiana did not place any orders on behalf of itself or the four clients. All purchase orders were negotiated by the executives of the Company and the purchasing party without any involvement from Mr Olyniec. Mr. Olyniec did not receive any commissions from the sales on the introductions to any of the four clients.

The four clients that placed orders were considered a related party to the Company, in accordance with international accounting standards, solely for the purposes of the financial statements for the year ended June 30, 2022.

While the Consulting Agreement has not been terminated, the Company did not receive any orders from Asiana for the fiscal year ended June 30, 2022.

Experts, page 130

6.	We note your response to our prior comment 6 and the consent of Leadenhall Valuation Services Pty Ltd now filed as Exhibit 23.5. Please also revise the “Experts” section on page 130 to include Leadenhall and file a copy of the valuation report as an exhibit to the registration statement. See Item 601 (b) of regulation S-k and Securities Act Rule 408. To the extent you do not believe the valuation report is required to be filed, please provide an analysis supporting your determination.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the references to the Leandenhall Valuation Services Pty Ltd (“Leadenhall”) in the Amendment. Accordingly, we have revised pages 53, 57 and F-26 and removed the consent of Leadenhall as an exhibit to the Amendment.

General

7.	We note that the resale offering may proceed whether or not the company’s shares are approved for listed on Nasdaq, in which case the primary underwritten offering will not occur, and alternatively, if the shares are listed on Nasdaq may proceed prior to the closing of the Primary prospectus do not address all of the potential implications of these two scenarios. For instance, in the event the company’s shares are not listed on Nasdaq and the company is quoted on the Pink markets, the resale offering must remain at a fixed price for the duration of the offering. In addition, the number of shares reflected in the Offering Summary on page Alt-9 does not reflect the two potential outcomes (with the primary offering closing and without). Please revise the alternate pages, adding pages where required, to reflect the implications of each potential outcome. Specifically, ensure you include risk factor disclosure addressing the impacts if the Nasdaq listing is not approved.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the resale offering will not proceed unless the Company’s Nasdaq listing is approved and the underwritten offering proceeds. Accordingly, the Company has revised the cover pages of the Public Offering Prospectus and the Resale Prospectus, the Explanatory Note page and pages 10, 35, Alt-10 and Alt-13 of the Amendment, to clarify the foregoing.

Selling Shareholders, page Alt-11

8.	We note that Vertical Holdings LLC has been added as a selling shareholder. Please revise your disclosure to provide more information regarding the circumstances under which Vertical Holdings acquired the shares it intends to resell in the secondary offering, including its relationship to the company, if any.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page Alt-12 of the Amendment. The Company further advises the Staff that Vertical Holdings LLC is an investor client of Boustead Securities, LLC and does not have any relationship with the Company.

* * * *

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP

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